EXHIBIT 99.a

Contacts:     For Kennametal                                   For Greenfield
              Frank P. Simpkins (Investors)                    Gary L. Weller
              412-539-4617                                     706-650-4218
              Charles T. Glazer (Media)
              412-539-4618

                                                        FOR IMMEDIATE RELEASE

             KENNAMETAL INC. TO ACQUIRE GREENFIELD INDUSTRIES, INC. IN
                 TRANSACTION VALUED AT APPROXIMATELY $1 BILLION

Acquisition to Enhance Kennametal's Position as a Manufacturer and Distributor
 of Consumable Tools and Other Related Products to Customers in Metalworking
                        and Other Industries Worldwide

  All-Cash Tender Offer for Greenfield's Common Stock at $38.00 Per Share to
                   Commence on or Prior to October 20, 1997

LATROBE, PENNSYLVANIA and AUGUSTA, GEORGIA, OCTOBER 12, 1997 - Kennametal Inc. (NYSE: KMT) and Greenfield Industries, Inc. (NASDAQ: GFII) today jointly announced the signing of a definitive merger agreement under which Kennametal will acquire Greenfield in a transaction valued at approximately $1 billion.

Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Kennametal will commence an all-cash tender offer on or prior to October 20, 1997 to acquire all of Greenfield's common stock for $38.00 per share, representing a premium of 18 percent over Greenfield's closing price of $32 3/16 on Friday, October 10, 1997. As of September 30, 1997, Greenfield had approximately 16.4 million shares outstanding. Under the terms of the agreement, Kennametal also will assume Greenfield's outstanding debt and convertible preferred securities, which have a current combined value of approximately $320 million.

"The acquisition will significantly enhance Kennametal's competitive position as a global leader in the metalworking consumable tooling industry by forming an alliance of the two companies' complementary manufacturing capabilities, product lines and sales channels," said Robert L. McGeehan, president and chief executive officer of Kennametal. "Moreover, the transaction serves as an important step in our long-term strategy to provide the market with the most complete offering of products and services to meet customers' metalworking needs. Greenfield will bring to Kennametal valuable new products with strong brand-name recognition, and will provide access to markets and customers not currently reached by Kennametal."

Paul W. Jones, president and chief executive officer of Greenfield, commented, "Joining forces with Kennametal is a unique and exciting opportunity for all Greenfield shareholders, customers and employees. The strengths of both organizations in our respective markets will position Kennametal to be the leading provider of high-quality cutting tools to our customers on a worldwide basis. Kennametal, which is the North American leader and has excellent market positions in Europe and Asia Pacific, will be strengthened by Greenfield's broad product offering and reputation for service. Furthermore, Kennametal has world-class materials science and other technical capabilities that will be utilized by many of Greenfield's operations allowing them to expand into and serve markets and customers in ways not possible before."

In the course of conducting extensive due diligence, Kennametal was provided with Greenfield's internal financial projections for 1997 and 1998. These projections anticipate sales of approximately $577 million for 1997 and approximately $636 million for 1998. Greenfield's fully diluted earnings per share, before any possible restructuring charges, are expected to be in a range of $1.56 to $1.78 for 1997. These projections, as well as Greenfield's expectation that its earnings will improve significantly in 1998, were taken into consideration in determining Kennametal's offer.

"We greatly value Greenfield's management, brands and products and believe the true fundamentals of their business have been obscured by slower-than-expected improvements in certain operations," said Mr. McGeehan. "We look forward to working in combination with Greenfield's management to help us fulfill our strategic vision for the combined enterprises."

Greenfield will continue to operate under its current name as a subsidiary of Kennametal. Mr. Jones will continue in his capacity as president and CEO of Greenfield and will report to Mr. McGeehan.

Mr. McGeehan added, "We will continue to strive to be the customer's first choice for metalworking tools, supplies and technical support through our direct-sales organization and JLK operation, which serves customers through catalogs, showrooms and integrated supply programs. We view Greenfield's products and distributor network as excellent additions to these existing efforts."

Kennametal said it will finance the acquisition initially through its new revolving credit agreement. Completion of the acquisition, which is subject to customary regulatory approvals in the United States and certain other countries, is expected to occur by year-end.

Merrill Lynch & Co. served as the financial advisor to Kennametal. Credit Suisse First Boston and NationsBanc Capital Markets, Inc. served as financial advisors to Greenfield.

Greenfield Industries, Inc. is a leading worldwide manufacturer of consumable cutting tools and related products used in a variety of industrial, electronics, energy and construction, engineered and consumer markets. Greenfield also manufactures and sells various products for the marine industry. The company, which has 5,100 employees, had sales of $520 million in 1996.

Kennametal Inc. markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,500 employees worldwide and sales of approximately $1.2 billion for the year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

This Press Release contains certain "forward-looking statements," as defined in Section 21E of the Securities Exchange Act of 1934, concerning Kennametal's and Greenfield's operations and performance, including, in particular, Greenfield's future results of operations. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies which are not controllable and actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to vary include general economic and market conditions in North America and Europe and to a lesser extent Asia Pacific, conditions in stock and debt markets, successful integration of Kennametal and Greenfield and restructurings.



                         KENNAMETAL INC. FACT SHEET

Kennametal Inc. is a marketer, manufacturer and distributor of a broad range of tools and industrial supplies for the metalworking, mining and highway construction industries. Kennametal is one of the world's leading producers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

    METALWORKING. Kennametal is a world leader in the metalworking market, with a No. 1 market position in North America and a No. 2 market position in Europe. Using its proprietary carbide technology, the company produces metalcutting inserts and other tools used by manufacturers in a wide range of industries, including automotive, aerospace, construction and farm machinery, factory equipment, fabricated parts, engines, turbines, and oil and gas equipment. A key element of Kennametal's multi-channel distribution strategy is its direct sales organization including 350 sales engineers who are adept at solving customers' machining problems.

    In addition to its industry leading positions in North America and Europe, Kennametal has a growing position in Asia Pacific, the world's fastest-growing and potentially largest metal-working market. The company has invested in a new $20 million state-of-the-art facility in Shanghai, China, and has an extensive sales force in the region.

    INDUSTRIAL SUPPLY. Kennametal's industrial supply business is the fastest-growing area of the company. With a focus on metalworking, industrial supply provides customers with complete one-stop shopping for their metalworking and machining needs, by combining Kennametal's products with products and supplies not manufactured by Kennametal. The products are distributed through the company's JLK Direct Distribution Inc. (JLK) subsidiary, which was recently formed to better focus the company's efforts in capitalizing on opportunities in industrial supply.

    MINING AND HIGHWAY CONSTRUCTION. Kennametal is the world leader in mining and highway construction tools. Kennametal leads the way with advanced technology and expert application advice in both traditional markets, such as North America and Europe, and in emerging economies, such as China, South America and Eastern Europe.


Corporate Name:                  Kennametal Inc. (NYSE: KMT)
Chairman:                        William R. Newlin
President and CEO:               Robert L. McGeehan
Annual Sales Revenues:           $1.2 billion in fiscal 1997
Number of Employees:             7,500 worldwide
Corporate Headquarters:          Latrobe, Pennsylvania
Corporate Milestones:            IPO of JLK Direct Distribution Inc. - 1997
                                 $34 million World Headquarters - 1997
                                 Acquisition of Hertel, Fuerth, Germany -1993
                                 $30 million corporate research center - 1991


                 GREENFIELD INDUSTRIES, INC. FACT SHEET

Greenfield Industries is a leading manufacturer of consumable cutting tools and related products, sold under some of the best-known brand names in the
metalworking industry.    Its operations fall into six key areas:

     INDUSTRIAL PRODUCTS. The Industrial Products Group, the company's largest segment representing approximately 55 percent of sales, produces a wide range of cutting tool products made of high-speed steel and tungsten carbide, for customers in a variety of industries. The company is the leading manufacturer of industrial drill bits, taps and dies and fixed limit gages in North America. Its brand names include Greenfield Tap & Die, Cleveland Twist Drill, Putnam, Chicago-Latrobe, Vermont Tap & Die, Eclipse, Metcut, Threads, Inc. and Metal Removal, among others.

     ENERGY & CONSTRUCTION PRODUCTS. Greenfield's Energy and Construction Products Group manufactures products used in oil and gas drilling, mining and highway resurfacing. The company is the largest independent supplier of oil field compacts in the United States.

     ELECTRONICS PRODUCTS. The Electronics Products Group manufactures carbide drills, endmills and routers used to make printed circuit boards for the electronics industry, and is the world's leading manufacturer of circuit board drills.

    ENGINEERED PRODUCTS. The Engineered Products Group manufactures "made-to-order" tungsten-carbide parts for demanding wear applications, such as plastics processing, tool and die manufacturing, and petroleum flow control.

    CONSUMER PRODUCTS. Greenfield's Consumer Products Group manufactures cutting tools, drill bits, saw blades and other tools for builders, contractors, mechanics and "do-it-yourselfers," and has been the exclusive supplier of Craftsman drill bits to Sears since 1930.

    MARINE PRODUCTS. The Marine Products Group manufactures a variety of marine products such as Rule bilge pumps, Danforth anchors and compasses.



Corporate Name:                     Greenfield Industries, Inc. (Nasdaq: GFII)
President and CEO:                  Paul W. Jones
Annual Sales Revenues:              $520 million in 1996
Number of Employees:                5,100 worldwide
Corporate Headquarters:             Augusta, Georgia
Corporate Milestones:               IPO of Greenfield Industries - 1993
                                    Secondary Offering - 1994
                                    Acquisition of Cleveland Twist Drill-1994
                                    Acquisition of Rule Industries - 1996